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UNITED STATES	Expires: October 31, 2002
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                      )*

The Advisory Board Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00762W 10 7

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00762W 10 7	Page 2 of 5 pages

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

David G. Bradley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)

	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization		United States of America

Number of Shares Bene- ficially by Owned by Each Reporting Person With	5.	Sole Voting Power	2,489,394

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	2,489,394

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,489,394

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		(See Instructions)

11.	Percent of Class Represented by Amount in Row (9)		20.5%

12.	Type of Reporting Person (See Instructions)		IN

CUSIP No.: 00762W 10 7	Page 3 of 5 pages

Item 1.

(a)	The Advisory Board Company

(b)	The Watergate, 600 New Hampshire Avenue, N.W., Washington, D.C. 20037

Item 2.

(a)	David G. Bradley

(b)	The Watergate 600 New Hampshire Avenue, N.W. Washington, D.C. 20037

(c)	United States of America

(d)	Common Stock, par value $0.01 per share

(e)	00762W 10 7

Item 3.       Not applicable.

Item 4.       Ownership.

(a)	Amount beneficially owned: 2,489,394

(b)	Percent of class: 20.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,489,394

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,489,394

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                    Holding Company or Control Person.

Not applicable.

CUSIP No.: 00762W 10 7	Page 4 of 5 pages

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No.: 00762W 10 7	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002 Date

/s/ David G. Bradley Signature

David G. Bradley Name/Title